UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026	Commission File Number 001-33159
AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)
AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Other Events
On April 29, 2026, AerCap Holdings N.V. (“AerCap”) furnished its interim financial report and press release for the quarter ended March 31, 2026.
The information contained in this Form 6-K (including Exhibit 99.1 hereto but excluding Exhibit 99.2 hereto) is incorporated by reference into AerCap’s Form F-3 Registration Statement File No. 333-282733 and Form S-8 Registration Statements File Nos. 333-194638, 333-194637, 333-180323, 333-165839, and 333-154416, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.
Dividend
In connection with AerCap’s dividend policy, in April 2026, AerCap’s Board of Directors declared a quarterly cash dividend of $0.40 per share, with a payment date of June 4, 2026, to shareholders of record as of the close of business on May 13, 2026.
The dividend will be subject to Irish dividend withholding tax at a current statutory rate of 25% unless an exemption applies. Pursuant to a confirmation obtained from the Irish Revenue Commissioners, U.S. resident shareholders who hold their shares through the Depository Trust Company (“DTC”) should be exempt from Irish dividend withholding tax provided the address of the beneficial owner of the shares in the records of their broker, or otherwise provided to AerCap’s qualifying intermediary, is in the United States. The confirmation from the Irish Revenue Commissioners is operative for a period of five years until July 25, 2029. Individuals and certain corporate shareholders that are tax resident in a country (other than Ireland) which is a member of the European Union or a country with which Ireland has a double tax treaty in effect (which includes the United States) may be exempt from Irish dividend withholding tax if they provide a relevant declaration as prescribed by the Irish Revenue Commissioners establishing their exemption from Irish dividend withholding tax provided such corporate shareholder is not itself controlled by Irish tax residents.
In addition, the dividend will be subject to Dutch dividend withholding tax (currently at a rate of 15%) for persons who are resident, or deemed to be resident, in the Netherlands (“Dutch resident holders”). To confirm that a shareholder is not a Dutch resident holder, such shareholder must provide an Irish dividend withholding tax relevant declaration as prescribed by the Irish Revenue Commissioners representing that the shareholder is not a Dutch resident holder except that, pursuant to the confirmation from the Irish Revenue Commissioners referred to above, U.S. resident shareholders who hold their shares through the DTC and have a U.S. address of the beneficial owner of the shares in the records of their broker, or that has otherwise been provided to AerCap’s qualifying intermediary, need not provide this declaration form. AerCap intends to presume that shareholders who do not comply with the above requirements are Dutch resident holders.
For a further discussion of Irish and Dutch dividend withholding taxes, see “Irish tax considerations—Dividend withholding tax” and “Dutch withholding tax considerations” in Item 10 of AerCap’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission on February 12, 2026. The summary provided therein is not exhaustive and shareholders should consult their own tax advisor to determine the Irish and Dutch tax consequences of the dividend in their particular circumstances.
Exhibits
99.1    AerCap Holdings N.V. Interim Financial Report (incorporated by reference)
99.2     AerCap Holdings N.V. Press Release relating to financial results (not incorporated by reference)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.
By:	/s/ Aengus Kelly
Name:	Aengus Kelly
Title:	Authorized Signatory
Date: April 29, 2026

EXHIBIT INDEX
99.1     AerCap Holdings N.V. Interim Financial Report (incorporated by reference)
99.2    AerCap Holdings N.V. Press Release relating to financial results (not incorporated by reference)